

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 23, 2010

Roger J. Medel, M.D.
Chief Executive Officer
MEDNAX, Inc.
1301 Concord Terrace
Sunrise, FL 33323

> **Re: MEDNAX, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Filed February 25, 2010**
> **File No. 001-12111**

Dear Mr. Medel

    We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

                    Sincerely,

                    Gus Rodriguez
                    Accounting Branch Chief